

Mail Stop 3561

September 12, 2016

Suzanne Bettman
President
LSC Communications, Inc.
35 West Wacker Drive
Chicago, IL 60601

> **Re:**   **LSC Communications, Inc.**
> **Amendment No. 5 to Form 10-12B**
> **Filed September 9, 2016**
> **File No. 001-37729**

Dear Ms. Bettman:

We have reviewed your most recent amendment and have the following additional comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Unaudited Pro Forma Combined Financial Information

Notes to Unaudited Pro Forma Combined Financial Information, page 65

1. We note your revisions to (B); however, we reissue our comment. Please revise your footnote to disclose the pro forma adjustment related to deferred tax assets, including the calculation of how you arrived at the pro forma adjustment amount. Additionally, please tell us and disclose why the entire outstanding deferred income taxes liability balance at June 30, 2016 was eliminated for pro forma presentation purposes. Please include your basis for determining the adjustment is factually supportable as part of your response to us.

2. Please revise footnote (C) and (D) to include a reconciliation of the weighted-average shares used in calculating basic and diluted per-share as of June 30, 2016 and December 31, 2015.

3. Please refer to (J). Your response indicates that the pro forma adjustment of $34.5 million, representing a payment to RRD, is based on the company's historical working capital needs and determined by a target amount set by the separation and distribution agreement. We note from your response you expect the target amount to be $50 million at separation. Please revise adjustment (J) to disclose this information and explain why the pro forma cash and cash equivalent balance at June 30, 2016 is substantially lower than the target of $50 million pursuant to the terms of the separation and distribution. Also, as it appears the cash amount is based on current assumptions regarding the cash target, please tell us the nature of the assumptions and why you believe the adjustment is factually supportable.

Pro Forma Contractual Cash Obligations and Other Commitments and Contingencies, page 66

4. Given the significance of the pension liabilities recorded in pro forma adjustment (G), please revise your pro forma contractual obligations table to include this liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: James M. Shea, Jr.
       Sullivan & Cromwell LLP